

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2018

Mike Wang
Chief Financial Officer, Secretary, and Director
America Great Health
1609 W Valley Blvd
Unit 338A
Alhambra, CA 91803

      Re: America Great Health
           Form 10-K for the Fiscal Year Ended June 30, 2017
           Filed October 13, 2017
           File No. 000-27873

Dear Mr. Wang:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Division of Corporation Finance
                                       Office of Healthcare & Insurance